Via Facsimile and U.S. Mail
Mail Stop 6010


July 22, 2005


Mr. J.P. Garnier
Chief Executive Officer
GlaxoSmithKline PLC
980 Great West Road
Brentford, Middlesex
TW8 9GS  England

      Re:	GlaxoSmithKline PLC
		Form 20-F for Fiscal Year Ended December 31, 2004
	            Filed March 8, 2005
		File No.  1-15170

Dear Mr. Garnier:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Operating and Financial Review and Prospects
Taxation, page 68
1. Please tell us the amount of the provision you have made with regards to the $7.6 billion claim for additional taxes (tax plus interest) asserted by the US IRS for the years 1989-2000 and why you believe your provision is appropriate under UK and US GAAP. Also, tell us the amount of provision you have made with regards to open assessments for 2001 to date.

Critical Accounting Policies, page 69
Turnover
2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a) A roll forward of the liability for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

b) A discussion of the reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations. If material changes in estimate have been recognized fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. Your current discussion of estimating discounts and allowances does not indicate if material changes in estimate have been recognized in any of the periods presented.
3. Please provide us with the reconciliation from gross turnover to net turnover for 2003 and 2002 in disclosure-type format to help us evaluate the adequacy of your disclosure. Explain any changes in a category as a percentage of gross turnover from year to year.

Pensions and Post-Retirement Benefits
4. Provide us your justification for not including pension expense under US GAAP as a critical accounting policy/estimate. We note US
GAAP pension expense increased by 91% from 2002 to 2003 mainly due to expected return on plan assets and amortization of net actuarial loss. We further note the 1.9 billion unrecognized net actuarial loss as of December 31, 2004. Critical Accounting Policies should discuss the factors and assumptions related to the estimate and the reasonably likely effects that changes could have on the financial statements.

Financial Position and Resources, page 71
5. The statement of cash flows presents material increases in 2004 and 2003 in trade and other debtors. From Note 21 it appears that trade debtors in 2004 and 2003 may have increased at a rate greater than turnover. Your disclosure explains only the 2004 increase and only that the increase reflects the timing of year-end receipts. Please provide us a more complete explanation of the increase in trade debtors in both years in disclosure-type format to help us evaluate the adequacy of your disclosure. Reconcile the number of days` sales in trade debtors to your standard credit terms explaining any difference.

Contractual Obligations and Commitments, page 72
6. Please tell us where your milestone payments are included in the table. Also, clarify what the intangible and tangible fixed asset balances represent. If milestone payments are included in intangible assets and you capitalize milestones under US GAAP, explain thoroughly why capitalization is appropriate.
7. We note that the Company has not included its pension liability in the contractual obligation table. It would appear that these liabilities represent future legal obligations of the Company. If management is able to determine the time period in which it expects to pay out its pension liabilities then we believe management should include this disclosure in the contractual obligation table. Please note that the intent of Financial Reporting Release 67, Disclosure in
Management`s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table is to obtain enhanced disclosure concerning a registrant`s contractual obligations, and the exclusion of ordinary course items would be inconsistent with the objective of this Rule. Please tell us why you believe the exclusion of pension liabilities in the contractual obligation table is appropriate.
8. Please tell us why you believe the exclusion of interest expense as part of long-term obligations from the table is appropriate.


Note 36 Reconciliation to US Accounting Principles, page142

(b) Intangible Assets, page 144
9. Intangible assets under US GAAP of 16 billion represent approximately 29% of US GAAP total assets and 47% of US GAAP shareholders` equity at December 31, 2004. We believe that your disclosures about these material assets could be significantly improved to provide more transparent, relevant, and useful information to investors. Disaggregate those assets related to products by product or therapeutic category. Please provide us this information in disclosure-type format to help us evaluate the adequacy of your disclosure.
10. We note that you capitalize some product rights and have determined that the lives are indefinite. Please tell us your basis for believing that the lives are indefinite. Provide us with an analysis of the product rights that you determined have indefinite lives.

(f) Pensions and post-retirement costs under U.S. GAAP, page 147
11. With regard to plan assets, tell us why you did not disclose the percentage of total plan assets for each major category as required by paragraph d.(1) of FAS123(R).


*    *    *    *

      Please provide us the supplemental information requested within
10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comments. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
??

??

??

??

JP Garnier
GlaxoSmithKline PLC
July 22, 2005
Page 4